SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: November 10, 2015

Press Release

Eltek Reports Net Profit in the Third Quarter of 2015

• Net Profit of $624,000
• Gross Margin Increased to 15.9% from 12.8%

PETACH-TIKVA, Israel, November 10, 2015 (NASDAQ:ELTK) - Eltek Ltd. (NASDAQ:ELTK - News) (the "Company"), the leading Israeli manufacturer of advanced circuitry solutions, including complex build-ups of rigid and flex-rigid printed circuit boards, announced today its financial results for the three and nine month periods ended September 30, 2015.

Revenues for the quarter ended September 30, 2015 were $10.8 million compared to revenues of $11.7 million in the third quarter of 2014.

Gross profit for the third quarter of 2015 was $1.7 million (15.9% of revenues) compared to gross profit of $1.5 million (12.8% of revenues) in the third quarter of 2014.

Operating profit for the third quarter of 2015 was $607,000 compared to an operating loss of $446,000 in the third quarter of 2014.

Net profit for the third quarter of 2015 was $624,000, or $0.06 per fully diluted share, compared to a net loss of $532,000, or $0.05 per fully diluted share, in the third quarter of 2014.

First Nine Months of 2015:

Revenues for the first nine months of 2015 were $30.9 million, compared to revenues of $36 million in the first nine months of 2014.

Gross profit for the first nine months of 2015 was $4.9 million (15.7% of revenues), compared to gross profit of $4.7 million (13.0% of revenues) in the first nine months of 2014.

Operating profit for the first nine months of 2015 was $1.0 million, compared to an operating loss of $633,000 in the first nine months of 2014.

Net profit for the first nine months of 2015 was $814,000, or $0.08 per fully diluted share, compared to a net loss of $844,000, or $0.08 per fully diluted share, in the first nine months of 2014.

EBITDA:

In the third quarter of 2015, Eltek had EBITDA of $1.0 million compared to EBITDA of $134,000 in the third quarter of 2014.

In the first nine months of 2015, Eltek had EBITDA of $2.4 million compared to EBITDA of $968,000 in the first nine months of 2014.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “The results of the 2015 third quarter reflect improvements in various areas of the Company’s operations. This is demonstrated by the significant increase in gross margins and the outstanding net profit we recorded in the quarter. In addition, revenues from the North American market showed meaningful growth as compared to the third quarter of 2014. In order to capitalize on this trend, we have engaged three new sales representative firms in the United States. One firm is based in the Pacific Northwest, one in Florida and the third firm is in the New England area.”

Mr. Nissan added: "We are focusing on developing cutting edge technologies for high-end products, in order to serve our sophisticated defense, aerospace and medical customers. While this increases our R&D and manufacturing costs, these products carry higher profit margins. We believe that the new capabilities will provide us with a competitive advantage and provide the foundation for the future growth of the company.”

"Eltek is continuing its Green Industry initiative, and we intend to exert significant efforts and make capital investments in order to be a leading environmentally conscious industrial company," Mr. Nissan concluded.

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.nisteceltek.com.

Use of EBITDA

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back interest, taxes, depreciation and amortization to net income. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

Revenues	10,843	11,731	30,943	36,025
Costs of revenues	(9,114)	(10,224)	(26,086)	(31,331)

Gross profit	1,729	1,507	4,857	4,694

Selling, general and administrative expenses	(1,173)	(1,874)	(3,758)	(5,247)

Impairment loss on goodwill	0	(80)	0	(80)

R&D income (expenses), net	51	0	(57)	0

Operating profit (loss)	607	(446)	1,042	(633)

Financial income (expenses), net	62	(117)	(143)	(303)

Profit (loss) before other income, net	669	(564)	899	(935)

Other income, net	0	11	5	32

Profit (loss) before income tax expenses	669	(553)	904	(903)

Tax expenses	(45)	(15)	(76)	(55)

Net Profit (loss)	624	(568)	828	(958)

Net profit (loss) attributable to non controlling interest	0	(35)	14	(114)

Net Profit (loss) attributable to Eltek Ltd.	624	(532)	814	(844)
Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.06	(0.05)	0.08	(0.08)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	10,143	10,143	10,143

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	September 30,
	2015	2014
Assets

Current assets
Cash and cash equivalents	1,218	654
Receivables: Trade, net of provision for doubtful accounts	8,162	8,595
Other	597	169
Inventories	4,703	5,173
Prepaid expenses	255	361

Total current assets	14,935	14,952

Deferred taxes	1,047	2,690

Assets held for employees' severance benefits	48	51

Fixed assets, less accumulated depreciation	10,081	10,277

Intangible asset	206	0

Goodwill	0	0

Total assets	26,317	27,970
	26,317	27,970
Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	2,267	2,910
Accounts payable: Trade	6,425	7,068
Related parties	-	-
Other	4,434	5,238

Total current liabilities	13,126	15,216

Long-term liabilities
Long term debt, excluding current maturities	3,021	877
Employee severance benefits	189	256

Total long-term liabilities	3,210	1,133

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762 in 2014 and 10,142,762 in 2015	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	1,829	2,408
Capital reserve	695	695
Accumulated deficit	(11,735)	(10,727)
Shareholders' equity	10,044	11,631
Non controlling interest	(63)	(10)
Total equity	9,981	11,621
Total liabilities and shareholders' equity	26,317	27,970

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	Unaudited		Unaudited

GAAP net Income (loss)	624	(532)	814	(844)
Add back items:

Financial expenses (income), net	(62)	117	143	303
Income tax expense	45	15	76	55
Impairment loss on goodwill	0	0	0	0
Depreciation and amortization	435	535	1,361	1,455
Adjusted EBITDA	1,041	134	2,394	968